Exhibit 2.1

EXECUTION VERSION

AMENDMENT (this “Amendment”) dated as of May 27, 2010 to the AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of May 6, 2010, by and among Papillon Holdings, Inc., a Delaware corporation (“Parent”), Papillon Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and inVentiv Health, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

1. Section 2.1(d)(i) is hereby amended and restated to read as follows:

“(i) At the Effective Time, each outstanding qualified or nonqualified option to purchase shares of Company Common Stock (“Company Stock Options”) under any employee equity incentive plan or arrangement of the Company or of any affiliate of the Company (“Company Equity Incentive Plans”) shall be canceled in exchange for the right to receive (i) to the extent such Company Stock Option was vested immediately prior to the Effective Time (or is (a) disclosed on Schedule 3.21 or (b) permitted to be provided for under Section 5.1(i) and, in either case, will become vested upon the Closing as a result of the Transaction (collectively, “CIC Options”)), payment in cash at the Effective Time equal to the product of (x) the number of shares of Company Common Stock subject to such portion that has vested or will become vested upon a change of control of the Company or otherwise as a result of the Transaction and (y) the excess, if any, of the Stock Merger Consideration over the exercise price per share of such vested portion, less all applicable withholding Taxes; and (ii) to the extent such Company Stock Option, other than a CIC Option, was not vested immediately prior to the Effective Time, the right to receive, at such time (if any) as, absent the Transaction, such unvested portion would otherwise have vested and become exercisable, a payment in cash equal to the product of (x) the number of shares of Company Common Stock subject to such unvested portion and (y) the excess, if any, of the Stock Merger Consideration (without interest) over the exercise price per share of such unvested portion, less all applicable withholding Taxes; provided that if the exercise price per share of any such Company Stock Option is equal to or greater than the Stock Merger Consideration, such Company Stock Option shall be canceled at the Effective Time without any cash payment or right to any future cash being exchanged or required to be exchanged therefor.”

2. Section 2.1(d)(iii) is hereby amended and restated to read as follows:

“(iii) At the Effective Time, each outstanding share of restricted Company Common Stock (the “LTIP Stock Awards”) granted under the Company’s 2006 Long-Term Incentive Plan (the “LTIP”) that is not vested at the Effective Time (other than LTIP Stock Awards (a) disclosed on Schedule 3.21 or (b) permitted to be provided for under Section 5.1(i) that, in either case, will become vested upon the Closing as a result of the Transaction) shall be canceled in exchange for the right to receive, at the time such share of restricted Company Common Stock would, absent the Transaction, have become vested, a cash payment equal to the Stock Merger Consideration (without interest), less all applicable withholding Taxes.”

3. Section 5.1(d) is hereby amended and restated to read as follows:

“(d) except (i) in the ordinary course of business; (ii) pursuant to the Senior Credit Documents; (iii) vehicle finance facilities (including capitalized leasing facilities); (iv) intercompany arrangements exclusively among the Company and the wholly-owned Company Subsidiaries; or (v) credit card obligations that are not delinquent consistent with past practice, incur or assume any Indebtedness for borrowed money (including any guarantee of Indebtedness of a third party) in excess of $3 million in the aggregate; provided, that other than (A) pursuant to clauses (i), (ii), (iv) and (v) of this Section 5.1(d) and (B) any hedging obligations in existence as of the date hereof, the aggregate amount of Indebtedness permitted to exist shall not exceed $45 million;”

4. Section 5.1(i) is hereby amended and restated to read as follows:

“(i) grant to any director, officer or employee the right to receive any new severance, change of control or termination pay or termination benefits, or grant any increase in any existing severance, change of control or termination pay or termination benefits to any officer, director or employee, in excess of $500,000 in the aggregate for all such Persons, provided that it will not constitute a violation of this Section 5.1(i) to enter into indemnification agreements with directors and officers in the form historically used by the Company or to pay severance to terminated employees in the ordinary course of business consistent with past practice;”

5. Section 5.1(n) is hereby amended and restated to read as follows:

“(n) make any earnout payments under the Company’s acquisition agreements listed in Sections 3.3(a), 3.3(d)(ii) and 3.3(h) of the Company Disclosure Schedule in a form of consideration other than in cash;”

6. Section 5.1(p) is hereby amended and restated to read as follows:

“(p) make any capital expenditures other than (i) in accordance with the Company’s budget, (ii) such capital expenditures pursuant to vehicle lease facilities not prohibited under Section 5.1(d), and (iii) such capital expenditures as do not exceed the Company’s budget by $5,000,000 in the aggregate; or”

7. Clause (y) of Section 6.9(b) is hereby amended and restated to read as follows:

“(y) does not impose new or additional conditions or otherwise expand the conditions to the Financing and”

8. Section 9.3 is hereby amended by changing the “Buyer Parties” reference to “Section 9.7(g)”, changing the “Company Liability Limitation” reference to “Section 9.7(f)”, changing the “Company Parties” reference to “Section 9.7(g)”, changing the “Parent Liability Limitation” reference to “Section 9.7(f)”, deleting the reference to “Merger Consideration” and adding the following references:

Acquisition Contract	Section 9.2
CIC Options	Section 2.1(d)(i)
Contract	Section 9.2
Credit Agreement	Section 9.2

9. The last sentence of Section 9.7(b) is hereby amended by changing the word “or” to “and” in the parenthetical appearing therein.

10. The first two sentences of Section 9.7(e) of the Agreement are hereby amended by inserting the words “and the Company Expenses” after the words “Parent Termination Fee” each time they appear, and the third sentence of Section 9.7(e) is amended by substituting a reference to “Section 9.7(e)” for the reference to “Section 9.7(d)”.

11. The first sentence of Section 9.7(f) of the Agreement is hereby amended by adding the words “and the Company Expenses” after the words “Section 8.3(b)” in the tenth line thereof.

12. Except as set forth above, the Agreement shall remain unmodified and in full force and effect.

13. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

PAPILLON HOLDINGS, INC.

By:	/s/ Todd M. Abbrecht
Name:	Todd M. Abbrecht
Title:	President

PAPILLON ACQUISITION, INC.

By:	/s/ Todd M. Abbrecht
Name:	Todd M. Abbrecht
Title:	President

INVENTIV HEALTH, INC.

By:	/s/ R. Blane Walter
Name:	R. Blane Walter
Title:	CEO

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